Filed pursuant to General Instruction II.L of Form F-10
File No. 333-290517

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (this "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025 (the "Base Shelf Prospectus"), to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus (collectively, the "Prospectus"), constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Prospectus may be obtained on request without charge from the Company at 2500-700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Telephone: +1 (416) 479-9547, and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 29, 2025

AS AMENDED ON SEPTEMBER 22, 2025

New Issue	June 18, 2026

BTQ TECHNOLOGIES CORP.

Up to C$150,000,000 of Common Shares

This Prospectus of BTQ Technologies Corp. ("BTQ", the "Company", "we", "us" or "our" as the context requires) qualifies the distribution (the "Offering") of common shares (the "Offered Shares", and together with all other common shares in the capital of the Company, the "Common Shares") of the Company having an aggregate sale price of up to C$150,000,000 (or its equivalent in other currencies determined using the daily exchange rate on the date the Offered Shares are sold). See "Plan of Distribution" and "Description of the Offered Shares".

The Offered Shares will be sold pursuant to a Controlled Equity Offering℠ sales agreement dated June 18, 2026 (the "Distribution Agreement") among the Company, Cantor Fitzgerald Canada Corporation (the "Canadian Agent") and Cantor Fitzgerald & Co. (the "U.S. Agent", and, together with the Canadian Agent, the "Agents") pursuant to which the Company may distribute up to C$150,000,000 (or its equivalent in other currencies determined using the daily exchange rate on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the Distribution Agreement. See "Plan of Distribution". The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company's registration statement on Form F-10 (File No. 333-290517) filed with the United States Securities and Exchange Commission (the "SEC"), of which this Prospectus forms a part.

Sales of Offered Shares, if any, under this Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), and an "at-the-market offering" as defined in Rule 415 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), involving sales made directly on Cboe Canada Inc. ("Cboe Canada") by the Canadian Agent, Nasdaq Global Market ("Nasdaq") by the U.S. Agent, or any other "marketplace" (as such term is defined in National Instrument 21-101 Marketplace Operation ("NI 21-101")) for the Offered Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be achieved at or above the price designated by the Company in a particular placement notice. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agent is not registered as a broker-dealer in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada. The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States. See "Plan of Distribution". The proceeds the Company receives from sales will depend on the number of Offered Shares sold, the offering price of such Offered Shares and the Agents' commissions paid to the Agents.

The Company is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare the Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board and are reported in Canadian dollars, and thus may not be comparable to financial statements of U.S. companies prepared under U.S. generally accepted accounting principles.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of British Columbia, Canada, that some or all of its officers and directors are residents of a country other than the United States or Canada, that some or all of the agents or experts named in the Prospectus are, and that a substantial portion of the assets of those persons may be, located outside of the United States. See "Agent for Service of Process".

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences in Canada, the United States and elsewhere. Such tax consequences for investors who are residents in, or citizens of, Canada or the United States may not be fully described herein. Investors should read the tax discussion in this Prospectus Supplement or the Base Shelf Prospectus and consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in the Prospectus, including the documents incorporated by reference, should be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Cautionary Statement on Forward-Looking Information" and "Risk Factors".

The outstanding Common Shares are listed for trading on Cboe Canada under the symbol "BTQ" and the Nasdaq under the symbol "BTQ". On June 17, 2026, the last complete trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on Cboe Canada was C$8.25 and the closing price of the Common Shares on Nasdaq was US$5.89. The Company has applied to list the Offered Shares on Cboe Canada and has notified Nasdaq of the Offering. Cboe Canada has conditionally approved the Company's listing application and there is no assurance that Cboe Canada will approve the listing application. The listing of the Offered Shares will be subject to the Company fulfilling all of the requirements of Cboe Canada.

The Company will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the "Commission"). The amount of the Commission shall be equal to 3.0% of the gross sales price per Offered Share sold. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement, and all proceeds from sales will be delivered directly to us, less the Agents' commissions. The Company will bear all of its costs associated with the Offering.

In connection with the sale of our Common Shares on our behalf, the Agents will be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Agents with respect to certain liabilities, including certain liabilities under the U.S. Securities Act or the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Plan of Distribution" for more information regarding these arrangements.

As sales agents, the Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Offered Shares. No Agent or underwriter of the Offering, and no person or company acting jointly or in concert with an Agent or underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the Prospectus, including selling an aggregate number or principal amount of securities that would result in the Agent or underwriter creating an over-allocation position in the Offered Shares. See "Plan of Distribution".

No person is authorized by the Company to provide any information or to make any representation other than as contained in the Prospectus in connection with the issue and sale of the Offered Shares offered hereunder. Prospective investors should assume that the information appearing in the Prospectus is accurate only as of the date of such document unless otherwise specified. The Company's business, financial condition, results of operations and prospects may have changed since such date. See "General Matters".

Information with respect to a purchaser's right to withdraw from or rescind an agreement to purchase securities is provided below. See "Purchasers' Statutory Rights".

The Company is an "emerging growth company" as defined under U.S. federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements for this Prospectus Supplement and its other filings with the SEC.

The Company's registered and head office is located at 2500-700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

Olivier Roussy Newton, a director and the Company's Chief Executive Officer, and directors Christopher Tam, Philippe Lucet, Mansour Al Suwaidi, and Lionel de Saint-Exupéry each reside outside of Canada. Each of the foregoing has appointed the Company, at 2500 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, as agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process".

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information". Further, unless otherwise indicated, all dollar amounts and references to "US$" are to U.S. dollars, references to "€" are to euros, and references to "$" and "C$" are to Canadian dollars.

AMENDMENT NO. 1 TO BASE SHELF PROSPECTUS

AMENDMENT NO.1 DATED SEPTEMBER 22, 2025	A-1
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	A-2
WHERE YOU CAN FIND MORE INFORMATION	A-2

v

TRANSFER AGENT AND REGISTRAR	17
AUDITORS	17
EXPERTS	17

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, references to the "Company", "BTQ", "we", "us", "our" or similar terms in this Prospectus Supplement refer to BTQ Technologies Corp. together, where context requires, with its subsidiaries.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and the method of distribution of those securities and also supplements and updates information regarding the Company contained in the Base Shelf Prospectus. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. Both documents contain important information investors should consider when making an investment decision. This Prospectus Supplement may add, update or change information contained in the Base Shelf Prospectus. Before investing, investors should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about the Company to which we refer in the sections of this Prospectus Supplement titled "Documents Incorporated by Reference".

Investors should rely only on information contained in the Prospectus or any information incorporated by reference. The Company and the Agents have not authorized anyone to provide investors with different or additional information. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the Base Shelf Prospectus. If anyone provides the reader with different or additional information, the reader should not rely on it. The Company is not making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in the Prospectus is accurate as of any date other than the date of this Prospectus Supplement or Base Shelf Prospectus, as applicable, or the respective dates of the documents incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus, unless otherwise noted in the Prospectus or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Market and industry data used throughout the Prospectus, including the documents incorporated by reference, were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects. The Company has not independently verified such information and does not make any representation as to the accuracy of such information.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained in the Prospectus, including the documents incorporated by reference, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, www.btq.tech, shall not be deemed to be a part of the Prospectus, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

The Prospectus, including the documents incorporated by reference, is part of the Registration Statement. The Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Offered Shares. See "Certain Available Information".

Information contained in the Prospectus, including the documents incorporated by reference, should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection with the Prospectus.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

The Prospectus contains or incorporates by reference "forward-looking information" or "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities laws (collectively, "forward-looking information"), with respect to the Company. Forward-looking information is characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may", "will", "could" or "should" occur, or by discussions of strategy, and includes any guidance and forecasts appearing in the Prospectus, including in the documents incorporated by reference. In order to give such forward-looking information, the Company has made certain assumptions about its business, operations, the economy and the quantum technology and security market in general. In this respect, the Company has assumed that Cboe Canada and Nasdaq will approve the listing of the Offered Shares; the Company's operations will remain consistent with management's expectations; contracted parties will provide goods and services on agreed timeframes; required regulatory approvals will be received and maintained; financing will be available if and when needed and on reasonable terms; no material adverse change will occur; and no significant events will occur outside of the Company's normal course of business. No assurance can be given that the expectations in any forward-looking information will prove to be correct and, as such, the forward-looking information included in the Prospectus, including the documents incorporated by reference, should not be unduly relied upon.

Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information.

Except for statements of historical fact relating to BTQ, information contained in the Prospectus constitutes forward-looking information, including but not limited to, statements with respect to:

  the intention of the Company to complete the Offering of Offered Shares on the terms and conditions described herein;

  the expected use of proceeds from the Offering;

  the impact of sales of a significant number of Common Shares in the public markets or the perception of such sales;

  the listing of the Offered Shares on Cboe Canada and Nasdaq;

  the expenses of the Offering;

  anticipated developments in operations in future periods;

  future business operations;

  the adequacy of financial resources;

  the costs and timing of development of the Company's business;

  the costs, timing and receipt of approvals, consents and permits under applicable legislation;

  the growth of the quantum technology and security market;

  the future applications of Company products;

  the timeline for a quantum computer being available for commercial use;

  the use of Company office space; anticipated revenue from Company's products and business;

  the development of and applicability of quantum technologies;

  the commercialization of the Company's intellectual property;

  the general adoption of quantum technologies;

  adoption of post-quantum cryptographic technologies;

  the future size of the global post-quantum cryptography market;

  results, timing and integration of acquisitions and partnerships;

  the Company's research and development plans;

  the results from Company research and development;

  future intellectual property registrations of the Company;

  the future availability of Company products;

  the outcome of disputes and litigation, including their effect on the Company's brand and reputation;

  the QPerfect SA ("QPerfect") Investment;

  the completion of the acquisition of full ownership of QPerfect, which is also subject to regulatory and stock exchange approval, on the terms set out below or at all;

  the ability of the Company to recognize the expected benefits of the QPerfect Acquisition (as defined herein), assuming it closes;

  the risk that QPerfect's business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, assuming the QPerfect Acquisition closes;

  the ability of the Company to conduct its operations so that the Company will not be deemed to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"),  or otherwise conduct the Company's business in a manner that does not subject the Company to the registration and other requirements of the Investment Company Act;

  the treatment of the Company, its subsidiaries, and quantum technologies under government regulatory regimes;

  changes in regulatory regimes applicable to the Company, its subsidiaries, and quantum technologies;

  the Company's ability to continue as a going concern; and

  other expectations of the Company.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and its plans and objectives, and may not be appropriate for other purposes. See the section entitled "Risk Factors" below, in the section entitled "Risk Factors" in the Base Shelf Prospectus, in the section entitled "Risk Factors" in the AIF (as defined herein) and the risk factors set forth in the interim and annual management's discussion and analysis of the Company, for additional risk factors that could cause results to differ materially from forward-looking information.

All forward-looking information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Company as of the date hereof or thereof. The Company undertakes no obligation to update or revise the forward-looking information contained in the Prospectus, including the documents incorporated by reference, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read the entire Prospectus and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Offered Shares.

CERTAIN AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, subject to certain amendments made by the SEC effective on March 18, 2026. In addition, the Company is not required to publish financial statements as promptly as U.S. companies. Reports and other information filed by the Company with, or furnished to, the SEC are available on the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), accessible at the SEC's website: www.sec.gov.

The Company has filed with the SEC the Registration Statement on Form F-10 (File No. 333-290517) under the U.S. Securities Act with respect to the Offered Shares offered under the Prospectus. The Prospectus, including the documents incorporated by reference, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in the Prospectus, including the documents incorporated by reference, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

FINANCIAL INFORMATION

The financial statements of the Company are presented in Canadian dollars and such financial statements are prepared in accordance with IFRS and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and the SEC. Unless otherwise indicated, any other financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The audited annual financial statements of the Company incorporated herein by reference are reported in Canadian dollars. The unaudited interim financial statements of the Company incorporated herein by reference are reported in Canadian dollars. In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to "US$" are to U.S. dollars, references to "€" are to euros, and references to "C$" are to Canadian dollars.

The following table sets out for each period presented certain information regarding the Canadian dollar/United States dollar exchange rate, based on the daily average exchange rates published by the Bank of Canada.

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025	Year Ended December 31, 2025	Year Ended December 31, 2024
High	1.3939	1.4603	1.4603	1.4416
Low	1.3515	1.4166	1.3558	1.3316
Average rate per period	1.3717	1.4352	1.3978	1.3698
Rate at end of period	1.3939	1.4376	1.3706	1.4389

As of June 17, 2026, the business day immediately prior to the date of this Prospectus Supplement, the indicative rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00: C$1.4034.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference to this Prospectus may be obtained on request without charge from the Chief Financial Officer of the Company at 2500-700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Telephone: +1 (416) 479-9547, and are also available electronically under the issuer profile of the Company through the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca. These documents may also be found through the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at the website of the SEC at www.sec.gov and on the Company's website at www.btq.tech. Information contained on, or otherwise accessed through, the website of the Company, www.btq.tech, shall not be deemed to be a part of the Prospectus, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out in this Prospectus Supplement.

The information incorporated by reference as described below is considered part of this Prospectus Supplement, and information filed with the securities commission or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, subsequent to this Prospectus Supplement and prior to the termination of the Offering will be deemed to update and, if applicable, supersede this information. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, the Prospectus:

(a) the annual information form of the Company for the year ended December 31, 2025, filed March 31, 2026 (the "AIF");

(b) the audited consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024, the notes thereto, and the independent auditors' report thereon (the "Annual Financial Statements");

(c) management's discussion and analysis of financial position and results of operations of the Company filed March 31, 2026, for the year ended December 31, 2025 (the "Annual MD&A");

(d) the unaudited condensed consolidated interim financial statements of the Company filed May 15, 2026 on SEDAR+ and May 18, 2026 with the SEC, for the three months ended March 31, 2026 and 2025, and the notes thereto;

(e) management's discussion and analysis of financial position and results of operations of the Company filed May 15, 2026 on SEDAR+ and May 18, 2026 with the SEC, for the unaudited condensed consolidated interim financial statements referred to in paragraph (d) above (the "Interim MD&A"); and

(f) the management information circular of the Company filed July 30, 2025, in connection with the annual general meeting of shareholders of the Company held on August 26, 2025.

Any document of the type referred to in section 11.1 of Form 44-101F1 - Short Form Prospectus Distributions (excluding confidential material change reports, if any) filed by the Company after the date of this Prospectus Supplement disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus Supplement is effective, shall be deemed to be incorporated by reference in this Prospectus Supplement. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with, or furnished to, the SEC by the Company after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, if and to the extent expressly provided in such reports, the Company may incorporate by reference into this Prospectus Supplement documents that the Company files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) (or other applicable Section) of the Exchange Act. The documents of the Company filed with, or furnished to, the SEC are or will be made available through EDGAR at www.sec.gov. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and the readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated by reference.

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement and the accompanying Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus only for the purposes of the Offering.

Upon a new annual information form, new audited annual consolidated financial statements (and accompanying management's discussion and analysis) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus Supplement is effective, the previous annual information form, the previous audited annual consolidated financial statements and all interim consolidated financial statements (and in each case the accompanying management's discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement for purpose of future offers and sales of Offered Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management's discussion and analysis shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference herein and not otherwise required to be incorporated by reference herein are not incorporated by reference in this Prospectus Supplement.

Notwithstanding anything in this Prospectus Supplement to the contrary, any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC's Form F-10: (a) the documents listed under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and the Base Shelf Prospectus; (b) the Distribution Agreement; (c) the consent of MNP LLP, the Company's current independent registered public accounting firm; and (d) the powers of attorney from directors and certain officers of the Company. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

THE COMPANY

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to prospective investors. Prospective investors should read the more detailed information about the Company in documents, including the AIF, financial statements and management's discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

The Company was incorporated on November 23, 1983, under the Business Corporations Act (British Columbia) ("BCBCA") as "Southern Star Resources Ltd." On February 17, 2023, the Company acquired 100% of the issued and outstanding securities of BTQ AG, a Liechtenstein entity, pursuant to a "reverse takeover transaction" whereby BTQ AG became a wholly owned subsidiary of the Company and the Company changed its name from "Sonora Gold & Silver Corp." to "BTQ Technologies Corp."

BTQ is listed on Cboe Canada under the symbol "BTQ" and the Nasdaq Global Market under the symbol "BTQ".

The Company's registered and head office is located at 2500-700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

The following diagram sets out the intercorporate relationships among the Company's subsidiaries, including the percentage ownership of voting securities and the jurisdiction of formation or existence of each material subsidiary.

Currently the Company has the following patent and patent applications:

Granted Patents

Name	Jurisdiction/s	Application No. (Patent No., if different than Application No.)	Status
A SYSTEM AND METHOD FOR QUANTUM-SAFE AUTHENTICATION, ENCRYPTION AND DECRYPTION OF INFORMATION	Canada	CA 3078558	Expiring on October 8, 2038*
	Great Britain	EP 3692681	Expiring on October 8, 2038*
	Unitary Patent (EU)	EP 3692681	Expiring on October 8, 2038*
	United States	US 16/754,055 (US 11477017)	Expiring on October 8, 2038*
	United States	US 17/930,681 (US 11991275)	Expiring on December 17, 2038*
NON-VOLATILE STORAGE OF SECURE DATA IN 6T SRAM CELLS USING HOT CARRIER INJECTION	United States	US 18/302,667 (US 12361987)	Expiring on August 21, 2043*

* Subject to payment of all periodic patent annuity fees.

Pending Patent Applications

Name	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
IMPROVED BLOCKCHAIN SYSTEM (POST-QUANTUM AGGREGATE SIGNATURES) AND METHOD	Australia	AU 2023327708	Pending	August 14, 2043
	Canada	CA 3,265,180	Pending	August 14, 2043
	China	CN 2023800726237	Pending	August 14, 2043
	Europe	EP 23754332.7	Pending	August 14, 2043
	Hong-Kong	HK 62025116113.4	Pending	August 14, 2043
	Japan	JP 2025-508665	Pending	August 14, 2043
	United States	US 19/103296	Pending	August 14, 2043*
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (DELAYED PROOF OF VALIDITY)	Australia	AU 2023410365	Pending	December 19, 2043
	Canada	CA 3,277,359	Pending	December 19, 2043
	China	CN 2023800942039	Pending	December 19, 2043
	Europe	EP 23833134.2	Pending	December 19, 2043
	Hong Kong	HK 62026118304.5	Pending	December 19, 2043
	India	IN 202517067614	Pending	December 19, 2043
	Japan	JP 2025-535329	Pending	December 19, 2043
	Singapore	SG 11202504165X	Pending	December 19, 2043
	South Korea	KR 10-2025-7024285	Pending	December 19, 2043
	United States	US 19/140,064	Pending	December 19, 2043*

Name	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (QUANTUM ANALOGUES OF PROOF OF WORK SCHEMES)	Australia	AU 2024281481	Pending	May 27, 2044
	Canada	CA 3,293,054	Pending	May 27, 2044
	China	To be confirmed	Pending	May 27, 2044
	Europe	EP 24728061.3	Pending	May 27, 2044
	India	IN 202517128799	Pending	May 27, 2044
	Japan	JP 2025-568813	Pending	May 27, 2044
	Singapore	SG 11202507877P	Pending	May 27, 2044
	South Korea	KR 10-2025-7042843	Pending	May 27, 2044
	United States	US 19/486,584	Pending	May 27, 2044*
SYSTEM AND METHOD FOR QUANTUM RANDOM NUMBER GENERATOR (QRNG)	Europe	EP 24199620.6	Pending	September 10, 2044
	Patent Cooperation Treaty	PCT/EP2025/075823	Pending	Expires on March/April 10, 2027
HIGH-RELIABILITY PROCESSING-IN-MEMORY WITH TRANSPOSE SUPPORT USING SPLIT-6T SRAM	United States	US 18/302,674	Pending	April 18, 2043*
IN-MEMORY HIGH PARALLELISM BIT-SERIAL POLYNOMIAL MULTIPLICATION	United States	US 18/302,679	Pending	April 18, 2043*
IN-MEMORY REDUNDANT BINARY ARITHMETIC ON WIDE BITWIDTH INTEGERS	United States	US 18/302,684	Pending	April 18, 2043*
QUANTUM COMPUTE-IN-MEMORY HARDWARE SECURE ENCLAVE AND METHODS FOR USING SAME	United States	US 63/977,405	Pending	Provisional application will expire February 6, 2027 (Formalized patent application will be filed before then)
VLIW AND MASKING IN NEAR-MEMORY LOGIC FOR QCIM	United States	US 63/998,199	Pending	Provisional application will expire March 6, 2027 (Formalized patent application will be filed before then)

Name	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
SIDE-CHANNEL SECURE BIT-SERIAL, WORD-PARALLEL CRYPTOGRAPHIC ACCELERATOR	United States	US 63/998,315	Pending	Provisional application will expire March 6, 2027 (Formalized patent application will be filed before then)
SYSTEM AND METHOD FOR QUANTUM-RESISTANT PROCESSING OF USER OPERATIONS ON A COMPUTER-IMPLEMENTED SYSTEM	Europe	EP 26174628.3	Pending	Filed as a provisional application. Formalized PCT application will be filed by April 24, 2027, and the maximum patent term from any PCT-derived applications will be April 24, 2047
METHODS AND SYSTEM FOR GENERATING A ONE-SHOT DIGITAL SIGNATURE	Europe	EP 26178381.5	Pending	Filed as a provisional application. Formalized PCT application will be filed by May 12, 2027, and the maximum patent term from any PCT-derived applications will be May 12, 2047
SYSTEM AND METHOD FOR SECURELY MANAGING A CRYPTO KERNEL LIBRARY IN HIGH SECURITY FIRMWARE	United States	US 64/074,661	Pending	Provisional application will expire May 26, 2027 (Formalized patent application will be filed before then)

*Subject to patent term extension.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since December 31, 2025, the end of the financial year in respect of which the Company filed the AIF, which have not been disclosed in the Prospectus, including the documents incorporated by reference.

On January 15, 2026, the Company invested C$694,320 (US$500,000) in redeemable convertible preferred shares of Keypair Co. Ltd., a technology company located in South Korea.

The Company is continuing to advance the previously announced acquisition of the remaining ordinary shares of QPerfect (the "QPerfect Acquisition"). The consideration to be paid by the Company under the QPerfect Acquisition is to be composed of (a) €18,592,242.83 paid on closing (the "Closing Consideration"), which consists of €2,024,000.13 payable in cash and €16,568,242.70 payable by the issuance of 2,195,929 Common Shares; and (b) an earnout payment of up to €5,672,680.72 (the "Earnout Consideration"), consisting of €440,604.07 payable in cash and €5,232,076.65 payable by the issuance of 693,450 Common Shares, with all Common Shares to be issued at a price of approximately €7.54 per Common Share. The Earnout Consideration is dependent on the achievement of certain milestones. In connection with the QPerfect Acquisition, the Company will also issue 198,808 restricted share units to Philippe Blot, the CEO of QPerfect, who is expected to continue on in his role with QPerfect. The QPerfect Acquisition is currently under review by the French competent regulatory authorities.

CONSOLIDATED CAPITALIZATION

Other than as set out in the table below, and as more fully described under the "Prior Sales" section of this Prospectus Supplement, there have been no material changes in the Company's share and loan capitalization on a consolidated basis since March 31, 2026, the date of the Company's most recent financial statements.

Designation of Security	Outstanding as at December 31, 2025	Outstanding as at the date of this Prospectus Supplement
Common Shares	140,400,930	141,630,930
Warrants	306,673	306,673
Options(1)	2,503,750	3,075,250
RSUs(2)	3,409,800	4,464,300
PSUs(3)	800,000	1,375,000

(1) Options ("Options") are granted pursuant to the long-term omnibus equity incentive plan of the Company (the "LTIP"), as it may be amended from time to time.

(2) Restricted Share Units ("RSUs") are granted pursuant to the LTIP.

(3) Performance Share Units ("PSUs") are granted pursuant to the LTIP.

The Company may, from time to time, during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to C$150,000,000 (or its equivalent in other currencies determined using the daily exchange rate on the date the Offered Shares are sold). See "Plan of Distribution". As a result of the Offering, the shareholders' equity of the Company will increase by the amount of the net proceeds of the Offering, and the number of issued and outstanding Common Shares will increase by the number of Offered Shares distributed under the Offering.

USE OF PROCEEDS

Principal Purposes

The net proceeds of the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made by any method permitted by law deemed to be an "at-the-market distribution" as defined in NI 44-102 and "at-the-market offerings" as defined in Rule 415 under the U.S. Securities Act, including sales made by the Agents directly on Cboe Canada, Nasdaq, or on any other "marketplace" (as such term is defined in NI 21-101) in Canada or the United States.

The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an "at-the-market distribution" under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission and the expenses of the Offering. The gross proceeds of the Offering will be up to C$150,000,000 (or its equivalent in other currencies determined using the daily exchange rate on the date the Offered Shares are sold). There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

The Company intends to use the net proceeds from the Offering for working capital purposes and to strengthen the position of its balance sheet. The net proceeds from the Offering are expected to provide the Company with flexibility with respect to its operations and potential future acquisitions.

For the year ended December 31, 2025, the Company had a net loss and negative cash flow from operations. As at December 31, 2025, the Company had an accumulated deficit of C$65,250,962. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. The Annual Financial Statements contain a note that these conditions, among others, give rise to material uncertainties that may raise significant doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon raising capital and successfully establishing profitable operations or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue operations. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The Company has suffered recurring losses from operations without any current source of operating income. See "Risk Factors" in this Prospectus Supplement, the AIF and other documents incorporated by reference herein and therein.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company's ability to execute on its business plan. See "Risk Factors - Discretion over Use of Proceeds".

For detailed information in respect of the Company's business, and the application of proceeds from prior offerings by the Company, prospective purchasers should carefully consider the information described in the AIF and the Annual MD&A, to which there has been no material changes, except with respect to unaudited interim condensed financial statements as of March 31, 2026, since the date of the disclosure.

DESCRIPTION OF THE OFFERED SHARES

The Offered Shares are Common Shares. The Company is authorized to issue an unlimited number of Common Shares. As of June 17, 2026, the last trading day prior to the date of this Prospectus Supplement, the Company has 141,630,930 outstanding Common Shares. For a summary of certain material attributes and characteristics of the Common Shares, see "Description of Common Shares" in the Base Shelf Prospectus.

TRADING PRICE AND VOLUME

The Common Shares trade on Cboe Canada under the symbol "BTQ" and on Nasdaq Global Market under the symbol "BTQ". The following tables set forth information relating to the trading and quotation of the Common Shares on Cboe Canada and Nasdaq, for the months indicated:

		Cboe Canada			Nasdaq
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)
June 1 - 17, 2026	8.71	5.55	3,821,605	6.22	3.85	61,840,300
May 2026	6.88	3.58	4,001,599	4.99	2.63	63,046,300
April 2026	5.33	3.14	3,548,842	3.84	2.22	52,232,900
March 2026	4.90	2.90	2,389,008	3.58	2.09	40,607,100
February 2026	5.29	3.20	3,770,656	3.83	2.28	50,990,600
January 2026	8.09	4.53	3,063,636	5.77	3.33	45,175,900
December 2025	9.99	6.80	3,346,378	7.22	4.95	69,319,200
November 2025	11.20	7.58	6,043,056	7.95	5.42	73,490,000
October 2025	21.09	8.64	9,086,752	16.00	6.13	235,841,500
September 2025	10.10	3.95	8,955,833	7.29	4.94	20,439,500
August 2025	7.28	3.55	7,056,025	-	-	-
July 2025	11.49	5.20	13,765,302	-	-	-
June 2025	8.00	3.25	10,283,833	-	-	-

PRIOR SALES

Common Shares

The following are the only sales of Common Shares, or securities that are convertible or exchangeable into Common Shares, within the 12-month period prior to the date of this Prospectus Supplement:

Date Issued	Number of Securities Issued	Issue/Exercise/Conversion Price per Security (C$)	Type	Reason for Issuance
03-Jul-25	100,000	0.40	Common Shares	Exercise of Options
03-Jul-25	25,000	N/A	Common Shares	Vesting of RSUs
10-Jul-25	5,555,555	7.20	Common Shares	Public offering of Common Shares
10-Jul-25	138,888	12.60	Warrants	Issuance of warrants to agents in connection with public offering
14-Jul-25	100,000	N/A	Common Shares	Vesting of RSUs
22-Jul-25	100,000	6.34	Options	Grant under LTIP
22-Jul-25	62,300	N/A	RSUs	Grant under LTIP
30-Jul-25	15,000	0.40	Common Shares	Exercise of Options

Date Issued	Number of Securities Issued	Issue/Exercise/Conversion Price per Security (C$)	Type	Reason for Issuance
30-Jul-25	50,000	0.485	Common Shares	Exercise of Options
6-Aug-25	50,000	N/A	Common Shares	Vesting of RSUs
11-Aug-25	37,500	0.44	Common Shares	Exercise of Options
2-Sep-25	100,000	0.40	Common Shares	Exercise of Options
2-Sep-25	600,000	N/A	RSUs	Grant under LTIP
12-Sep-25	1,000,000	N/A	RSUs	Grant under LTIP
22-Sep-25	150,000	N/A	Common Shares	Vesting of RSUs
23-Sep-25	300,000	N/A	Common Shares	Vesting of RSUs
24-Sep-25	125,000	N/A	Common Shares	Vesting of RSUs
9-Oct-25	70,000	N/A	Common Shares	Vesting of RSUs
9-Oct-25	187,500	0.45	Common Shares	Exercise of Options
10-Oct-25	56,250	0.44	Common Shares	Exercise of Options
20-Oct-25	150,000	0.40	Common Shares	Exercise of Options
20-Oct-25	300,000	0.40	Common Shares	Exercise of Options
1-Nov-25	140,000	N/A	RSUs	Grant under LTIP
3-Nov-25	50,000	0.485	Common Shares	Exercise of Options
3-Nov-25	50,000	0.35	Common Shares	Exercise of Options
7-Nov-25	200,000	N/A	RSUs	Grant under LTIP
7-Nov-25	400,000	N/A	PSUs	Grant under LTIP
7-Nov-25	400,000	N/A	PSUs	Grant under LTIP
10-Dec-25	125,000	N/A	Common Shares	Vesting of RSUs
16-Dec-25	252,500	N/A	RSUs	Grant under LTIP
18-Dec-25	250,000	N/A	Common Shares	Vesting of RSUs
23-Dec-25	300,000	N/A	RSUs	Grant under LTIP
2-Jan-26	125,000	0.40	Common Shares	Exercise of Options
6-Jan-26	7,500	0.40	Common Shares	Exercise of Options
13-Jan-26	40,000	N/A	RSUs	Grant under LTIP
16-Jan-26	950,000	N/A	RSUs	Grant under LTIP
16-Jan-26	600,000	7.85	Options	Grant under LTIP
16-Jan-26	825,000	N/A	PSUs	Grant under LTIP
26-Jan-26	70,000	N/A	RSUs	Grant under LTIP
28-Jan-26	70,000	N/A	Common Shares	Vesting of RSUs
10-Feb-26	72,000	N/A	RSUs	Grant under LTIP
10-Feb-26	137,500	N/A	Common Shares	Vesting of RSUs
16-Feb-26	70,000	N/A	RSUs	Grant under LTIP
23-Feb-26	300,000	N/A	RSUs	Grant under LTIP
26-Feb-26	250,000	5.29	Options	Grant under LTIP
2-Mar-26	80,000	N/A	RSUs	Grant under LTIP

Date Issued	Number of Securities Issued	Issue/Exercise/Conversion Price per Security (C$)	Type	Reason for Issuance
3-Mar-26	50,000	N/A	Common Shares	Vesting of PSUs
9-Mar-26	62,500	0.40	Common Shares	Exercise of Options
9-Mar-26	25,000	0.485	Common Shares	Exercise of Options
18-Mar-26	300,000	N/A	Common Shares	Vesting of RSUs
18-Mar-26	75,000	N/A	Common Shares	Vesting of PSUs
18-Mar-26	7,500	0.40	Common Shares	Exercise of Options
24-Mar-26	10,000	N/A	RSUs	Grant under LTIP
31-Mar-26	116,000	N/A	RSUs	Grant under LTIP
20-Apr-26	50,000	N/A	Common Shares	Vesting of RSUs
8-May-26	40,000	N/A	RSUs	Grant under LTIP
8-May-26	24,000	$4.20	Options	Grant under LTIP
11-May-26	34,000	N/A	RSUs	Grant under LTIP
4-June-26	50,000	N/A	Common Shares	Vesting of RSUs
4-June-26	25,000	N/A	Common Shares	Vesting of PSUs
16-June-26	120,000	N/A	Common Shares	Vesting of RSUs
16-June-26	75,000	N/A	Common Shares	Vesting of PSUs

PLAN OF DISTRIBUTION

General

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to C$150,000,000 (or its equivalent in other currencies determined using the daily exchange rate on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made by any method permitted by law deemed to be an "at-the-market distribution" as defined in NI 44-102 and "at-the-market offerings" as defined in Rule 415 under the U.S. Securities Act, including sales made by the Canadian Agent directly on Cboe Canada or any other Canadian "marketplace" (as such term is defined in NI 21-101) or by the U.S. Agent directly on Nasdaq or on any other "marketplace" (as such term is defined in NI 21-101) in the United States. Subject to the parameters in a placement notice, Offered Shares will be distributed at the market prices prevailing at the time of the sale or at prices related to such prevailing market prices. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on Cboe Canada, Nasdaq, or any other "marketplace" (as such term is defined in NI 21-101) in Canada or the United States.

The Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the amount of Offered Shares to be sold pursuant to any single placement notice. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an applicable Agent shall be effective upon delivery unless and until (i) the applicable Agent declines to accept the terms contained in the placement notice for any reason, in its sole discretion, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement or (iv) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement, except as may be otherwise agreed in writing by each Agent and the Company.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time. Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of (i) the termination of the Distribution Agreement as provided for therein, (ii) the date on which the aggregate gross proceeds from sales of Offered Shares pursuant to the Distribution Agreement equal C$150,000,000 (or its equivalent in other currencies determined using the daily exchange rate on the date the Offered Shares are sold), and (iii) the receipt of notice from the British Columbia Securities Commission that the prospectus has ceased to be effective in accordance with applicable Canadian securities laws.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be equal to 3.0% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any Offered Shares that are not possible to settle due to (i) a suspension or material limitation in trading in securities generally on Cboe Canada or Nasdaq, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by an Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of such Offered Shares.

The applicable Agent will provide written confirmation to the Company no later than the opening of the trading day immediately following the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number and average price of Offered Shares sold on such day (including the number and average price of Offered Shares sold on Cboe Canada, Nasdaq, or on any other "marketplace" (as such term is defined in NI 21-101) in the U.S. or Canada, (ii) the Commission payable by the Company to the Agents with respect to such sales, and (iii) the gross proceeds of such sales, along with the net proceeds payable to the Company, with an itemization of the deductions made by such Agent from the gross proceeds that it receives from such sales.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company's annual and interim financial statements and related management's discussion and analysis, annual information forms and annual reports on Form 40-F, filed on SEDAR+ and filed or furnished, as applicable, with the SEC on EDGAR, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless otherwise specified in an applicable placement notice, on the first trading day on the applicable exchange following the date on which any sales were made. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the U.S. Agent may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Canadian Agent may agree.

The Canadian Agent is not registered as a broker-dealer in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada. The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States.

The Offering is being made in Canada under the terms of this Prospectus Supplement and concurrently in the United States under the terms of the Registration Statement filed with the SEC of which this Prospectus Supplement forms a part. In connection with the sales of the Offered Shares on the Company's behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of applicable securities laws, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws.

In addition, the Company has agreed to reimburse the Agents for certain specified fees and expenses, including the reasonable and documented fees and expenses of counsel to the Agents in connection with the Offering in an amount not to exceed (a) US$150,000 in connection with the execution of the Distribution Agreement, (b) US$25,000 per calendar quarter thereafter payable in connection with each representation date with respect to which the Company is obligated to deliver a certificate pursuant to the terms of the Distribution Agreement for which no waiver is applicable (and excluding the date of the Distribution Agreement), and (c) US$25,000 for each program "refresh" executed pursuant to the Distribution Agreement, subject to the terms of the Distribution Agreement and any other agreement in writing between the Company and the Agents.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Offered Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No Agent involved in the distribution, no affiliate of such an Agent and no person or company acting jointly or in concert with such an Agent will over-allot securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Offered Shares.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately up to C$800,000.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Offered Shares while the Offering is ongoing under this Prospectus Supplement.

The Common Shares are listed on Cboe Canada and Nasdaq. The Company has applied to list the Offered Shares on Cboe Canada and has notified Nasdaq of the Offering. Cboe Canada has conditionally approved the Company's listing application and there is no assurance that the Company will receive final approval from Cboe Canada for the listing application.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to the Offering. This summary only applies to a holder that, for the purposes of the Tax Act and at all relevant times: (i) acquires and holds such Offered Shares as capital property, and (ii) is not affiliated with and deals at arm's length with the Company, and the Agents (a "Holder"). An Offered Share generally will be capital property to a Holder unless the Holder holds or uses the Offered Shares in the course of carrying on a business of trading in or dealing in securities, or has acquired the Offered Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this Prospectus Supplement ("Tax Proposals"), and the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing by the CRA prior to the date hereof. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. Except as mentioned above, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary does not apply to a Holder: (i) that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) that is a "specified financial institution" (as defined in the Tax Act), (iii) that is a corporation that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm's length, for the purposes of the "foreign affiliate dumping rules" in section 212.3 of the Tax Act, (iv) that has elected to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency, (v) that enters into or has entered into a "synthetic disposition arrangement" or "derivative forward arrangement" (each as defined in the Tax Act) with respect to the Offered Shares, (vi) an interest in which is a "tax shelter investment" (as defined in the Tax Act), or (vii) that receives dividends on the Offered Shares under or as part of a "dividend rental arrangement", (as defined in the Tax Act), (viii) that is a partnership, or (ix) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is not exhaustive of all possible Canadian federal income tax considerations, is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Offered Shares.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars based on the relevant exchange rates determined in accordance with the Tax Act.

Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be a resident of Canada (a "Resident Holder").

Resident Holders that might not otherwise be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to have their Offered Shares and all other "Canadian securities" (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Receipt of Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

Dividends received or deemed to be received on Offered Shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received or deemed to be received by such individual which are designated by the Company as "eligible dividends" in accordance with the Tax Act will be subject to the enhanced gross-up and dividend tax credit rules under the Tax Act.  There may be limits on the ability of the Company to designate dividends as eligible dividends and the Company has made no commitments in this regard.

Dividends received or deemed to be received on Offered Shares by a Resident Holder that is a corporation will be included in computing that corporation's income and generally will be deductible in computing the taxable income of that corporation subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, taxable dividends received by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain pursuant to the rules in subsection 55(2) of the Tax Act. In addition, a Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) will generally be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing such Resident Holder's taxable income.

Disposition of Offered Shares

On a disposition or a deemed disposition of an Offered Share (other than to the Company, unless purchased by the Company on the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share exceed (or are exceeded by) the aggregate of the Resident Holder's adjusted cost base thereof and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of the Offered Shares acquired under this Offering will be determined by averaging the cost of such Offered Shares with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property immediately before that time. The tax treatment of any such capital gain (or capital loss) is described under the heading "Treatment of Capital Gains and Capital Losses".

Treatment of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in computing the Resident Holder's income in that year, and one-half of the amount of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year generally must be deducted from taxable capital gains realized by the Resident Holder in that year.  Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Offered Share (or on a share for which such Offered Share has been substituted) to the extent and in the circumstances specified in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly, or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

Refundable Tax Applicable to Certain Private Corporations

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or that is at any time in the taxation year a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay a tax (refundable under certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year, including taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income. Resident Holders to which these rules may be relevant are urged to consult their own tax advisors.

Alternative Minimum Tax

In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is (i) neither a resident nor deemed to be a resident of Canada and (ii) does not use or hold, and is not deemed to use or hold Offered Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act).  Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends on Offered Shares

Dividends on Offered Shares paid or credited, or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, subject to reduction in the rate of withholding to which the Non-Resident Holder is entitled under the provisions of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Tax Convention (1980), as amended (the "Treaty"), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15% (or 5% if the beneficial owner of such dividend is a corporation that owns, directly or indirectly, at least 10% of the voting stock of the Company). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI"), of which Canada is a signatory, affects many of Canada's tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Offered Shares unless the Offered Shares disposed of constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI) between Canada and the country in which the Non-Resident Holder is resident.

Generally, an Offered Share will not be "taxable Canadian property" of a Non-Resident Holder at a particular time provided the Offered Share is listed on a "designated stock exchange" (which currently includes the Cboe Canada and Nasdaq) unless, at any time during the 60-month period preceding the particular time, (a) the Offered Share derived more than 50% of its fair market value directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists; and (b) 25% or more of the issued shares of any class or series of the Company's shares were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at "arm's length" (within the meaning of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships.  Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the Tax Act.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder at the time of their disposition and a gain on such Offered Shares is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI), the consequences above under the headings "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Dispositions of Offered Shares" and "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Treatment of Capital Gains and Losses" will generally apply.

Non-Resident Holders for which the Offered Shares may constitute "taxable Canadian property" should consult their own tax advisors for advice having regard to their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the Offered Shares (the "securities"). This discussion applies only to U.S. Holders that hold the Offered Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of securities pursuant to the Offering. This summary does not address any estate or gift tax consequences, any alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

  banks;

  certain financial institutions;

  insurance companies;

  regulated investment companies;

  real estate investment trusts;

  broker-dealers;

  traders that elect to mark to market;

  U.S. expatriates;

  tax-exempt entities;

  qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  persons holding the securities as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

  persons that actually or constructively own 10% or more of our share capital (by vote or value);

  persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

  persons who acquired the securities pursuant to the exercise of any employee share option or otherwise as compensation;

  persons subject to special tax accounting rules as a result of any item of gross income with respect to our securities being taken into account in an applicable financial statement; or

  pass-through entities, or persons holding the securities through pass-through entities.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE OFFERED SHARES.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes,

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more "United States persons" (as defined in the Code) for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A person that would be a U.S. Holder if it held our securities directly and that is a partner of a partnership holding our securities is urged to consult its own tax advisor.

If you are not a U.S. Holder, the following summary does not apply to you.  Investors that are not U.S. Holders should consult with their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences to them of an investment in the Offered Shares in light of their particular circumstances.

Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company ("PFIC") for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. The PFIC rules also contain a look-through rule whereby we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other subsidiary of which we own, directly or indirectly, at least 25% (by value) of the equity interests of such other subsidiary. For this purpose, passive income includes, among other things, interest, dividends, rents, royalties and other investment income and gains, with certain exceptions. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. Under the Code and applicable U.S. Treasury regulations, royalties derived in the active conduct of a trade or business will generally not be considered passive income. However, PFIC status is a factual determination made annually after the close of each taxable year, and there is significant uncertainty as to the composition of our income for the current year.

If we are a PFIC for any taxable year during a U.S. Holder's holding period for our Offered Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder's investment in our Offered Shares for all succeeding years during which such U.S. Holder holds the Offered Shares, and, regardless of whether we continue to meet the PFIC income test or PFIC asset test as described above. If we cease to be a PFIC, a U.S. Holder may terminate this deemed PFIC status with respect to the Offered Shares by electing to recognize gain (which will be taxed as discussed in the following paragraphs) as if such Offered Shares were sold on the last day of the last tax year for which we were a PFIC. U.S. Holders should consult their own tax advisors regarding the advisability of making this election.

If we are treated as a PFIC with respect to a U.S. Holder, and subject to the potential applicability of the QEF election or mark-to-market elections discussed below, such U.S. Holder will be subject to special tax rules with respect to any "excess distribution" (as defined below) it receives and any gain it realizes from a sale or other disposition (including a pledge) of our securities. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such holder during the shorter of the three preceding taxable years or such holder's holding period will be treated as an excess distribution. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period;

  the amount allocated to the current taxable year, and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

  the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale or other disposition of the securities cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder generally will be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and such U.S. Holder may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs it would be deemed to own. As a result, a U.S. Holder may incur liability for any excess distribution or gain, as described above, if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of), even if no distributions are received and no redemptions or other dispositions of the securities are made. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Certain elections may be available that would result in alternative treatments if we are treated as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares. U.S. Holders can avoid the interest charge on excess distributions or gain relating to the Offered Shares by making a mark-to-market election with respect to the Offered Shares, provided that the Offered Shares are "marketable stock." Offered Shares will be marketable stock if they are "regularly traded" on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the Offered Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as one of their principal purposes meeting this requirement will be disregarded. Our Common Shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if the Offered Shares are listed on Nasdaq and are "regularly traded", the mark-to-market election may be available to U.S. Holders.

If a U.S. Holder makes an effective mark-to-market election, such U.S. Holder will include in each year as ordinary income the excess of the fair market value of the Offered Shares at the end of the year over the U.S. Holder's adjusted tax basis in the Offered Shares. Such U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the Offered Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's adjusted tax basis in the Offered Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Gain or loss on a sale or exchange of the Offered Shares will be treated similarly. Any distributions that the Company makes would generally be subject to the rules discussed below under "- Taxation of Dividends and Other Distributions on the Offered Shares." If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years (provided that, for any subsequent taxable year in which we are not a PFIC, a U.S. Holder will not include in income mark-to-market gain or loss) unless the Offered Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves marketable stock. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our Common Shares, the U.S. Holder may continue to be subject to the special tax rules described above with respect to any "excess distribution" in respect of its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. Since the value of the Offered Shares may include some or all of the value of lower-tier PFICs, appreciation in the value of the Offered Shares may be subject to tax more than once. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our Common Shares, as well as the impact of such election on interests in any lower-tier PFICs.

The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. Holder makes a valid "qualified electing fund" ("QEF") election, which, among other things, would require a U.S. Holder to include currently in income its pro rata share of the PFIC's net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. However, a U.S. Holder may make a QEF election with respect to the Offered Shares only if we agree to furnish the U.S. Holder annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We cannot provide any assurance that we would provide the information necessary for U.S. Holders of our Common Shares to make QEF elections in the event we are or were classified as a PFIC.

For each taxable year we are treated as a PFIC, a U.S. Holder of a PFIC may be required to file an IRS Form 8621 with respect to us and each lower-tier PFIC that we own, whether or not a QEF or mark-to-market election is made and such other information as may be required by applicable U.S. Treasury regulations. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them in the event that we are treated as a PFIC.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF THE PFIC RULES ON THEIR INVESTMENT IN THE OFFERED SHARES.

Taxation of Dividends and Other Distributions on the Offered Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to a U.S. Holder (including the amount of any tax withheld) with respect to our securities generally will be includible in such holder's gross income as dividend income on the date of receipt by the holder, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder's tax basis in the Offered Shares, and then, to the extent such excess amount exceeds such holder's tax basis in the Offered Shares, as capital gain. In the event that we do not calculate our earnings and profits under U.S. federal income tax principles, a distribution would generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends received by such a U.S. Holder on the Offered Shares may be taxed at the lower capital gain rates applicable to "qualified dividend income," provided (i) our Common Shares are readily tradable on an established securities market in the United States (such as Nasdaq), (ii) we are neither a PFIC nor treated as such with respect to such U.S. Holder  for either the taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met, (iv) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property and (v) we are eligible for the benefits of the  Canada-United States Tax Convention (1980), as amended (the "Treaty"). If such requirements are not satisfied, including if we are a PFIC or treated as a PFIC with respect to a U.S. Holder under the rules described above under "- Passive Foreign Investment Company," dividends to U.S. Holders will be taxed at ordinary income tax rates. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the Offered Shares.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is includible in the U.S. Holder's income received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if a dividend is converted into U.S. dollars after the date of receipt. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding how to account for dividends that are paid in a currency other than the U.S. dollar. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our securities will generally constitute "passive category income."

If Canadian withholding taxes apply to any dividends paid to a U.S. Holder with respect to our securities, subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against such holder's U.S. federal income tax liability or, in lieu of claiming a credit, such holder may elect to deduct such taxes in computing taxable income, subject to applicable limitations. Certain U.S. Treasury regulations restrict the availability of any such credit based on the nature of the withholding tax imposed by the non-U.S. jurisdiction, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances, including the effects of the Treaty and the impact on the foreign tax credit in the event that we are treated as a PFIC.

Taxation of Disposition of the Offered Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of the Offered Shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such holder's tax basis in such Offered Shares. A U.S. Holder's tax basis in the Offered Shares generally will equal the amount paid for such Offered Shares, and any gain or loss on the sale or other disposition of the Offered Shares will generally be treated as long-term capital gain or loss if the U.S. Holder's holding period in the Offered Shares at the time of the disposition exceeds one year. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. However, if we are treated as a PFIC, any gain would not be treated as capital gain and instead will be subject to the PFIC rules described above under "- Passive Foreign Investment Company." The deductibility of capital losses is subject to significant limitations.  Any such gain or loss a U.S. Holder recognizes generally will be treated as U.S. source for foreign tax credit limitation purposes. The rules with respect to the foreign tax credit are complex, and U.S. Treasury regulations have introduced additional requirements and limitations to the foreign tax credit rules.

If the consideration a U.S. Holder receives is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the Offered Shares are treated as traded on an "established securities market" and a U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized for such Offered Shares in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.  An accrual basis U.S. Holder that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. Such foreign currency gain or loss generally will constitute U.S. source ordinary income or loss.

U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in connection with a sale or other taxable disposition of Offered Shares, including any foreign currency gain or loss, the availability of the foreign tax credit and the impact of any applicable income tax treaties, in light of their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to the Offered Shares and proceeds from the sale, exchange redemption, or other disposition of Offered Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Certain U.S. Holders that hold an interest in "specified foreign financial assets" (which may include the Offered Shares) with an aggregate value in excess of certain thresholds may be required to report information relating to an interest in our securities, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions (including an exception for securities held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of our securities.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE OFFERED SHARES.

ELIGIBILITY FOR INVESTMENT

Based on the current provisions of the Tax Act, as amended, the Offered Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account and first home savings account (collectively referred to as "Registered Plans") or a deferred profit sharing plan, provided that the Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the Cboe Canada and Nasdaq) or the Company qualifies as a "public corporation" other than a "mortgage investment corporation" (each as defined in the Tax Act).

Notwithstanding the foregoing, the holder of, subscriber of, or annuitant under a Registered Plan, as the case may be (the "Controlling Individual"), will be subject to a penalty tax in respect of the Offered Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. An Offered Share generally will be a "prohibited investment" for a Registered Plan if the Controlling Individual does not deal at arm's length with the Company for the purposes of the Tax Act or the Controlling Individual has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Company. However, the Offered Shares generally will not be a prohibited investment if the Offered Shares are "excluded property", as defined in the Tax Act, for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Offered Shares will be a prohibited investment in their particular circumstances.

Prospective purchasers who intend to hold the Offered Shares in trusts governed by such plans should consult with their own tax advisors regarding the application of the "prohibited investment" rules having regard to their particular circumstances.

RISK FACTORS

Before making an investment decision, prospective investors in Offered Shares should carefully consider the information described in the Prospectus, including the documents incorporated by reference (including under the heading "Risk Factors" in the AIF, Annual MD&A, the Interim MD&A and any other document incorporated by reference in the Prospectus), and consult with their professional advisors to assess any investment in the Offered Shares.

The risks and uncertainties described in the Prospectus, including the documents incorporated by reference, are those the Company currently believes to be material, but they are not the only ones the Company faces. If any of such risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company's business, financial condition, results of operations, and prospects, and consequently the price of the Common Shares or any other publicly traded securities at the applicable time, could be materially and adversely affected. In all these cases, the trading price of the Common Shares and such securities could decline, and prospective investors could lose all or part of their investment.

Some of the risk factors described in the Prospectus, including the documents incorporated by reference, including subsequently filed documents incorporated by reference, are interrelated and, consequently, investors should treat such risk factors as a whole. The Company cannot provide any assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described or other unforeseen risks.

Loss of Entire Investment

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Offered Shares under this Offering involves a high degree of risk and should be undertaken only by investors whose financial resources, portfolio objectives and appetite for risk are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Offered Shares, as well as the Company's prospects, is speculative due to the risky nature of its business, the significant doubt on the ability of the Company to continue as a going concern, and the present stage of its development. Investors may lose their entire investment.

Negative Operating Cash Flow

The Company is a junior company and as a result has not generated positive cash flow from operations. The Company is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production of a particular project.

There is significant doubt about the Company's ability to continue as a "going concern".

The Company has experienced operating losses in current and preceding years. As of March 31, 2026, December 31, 2025 and 2024, the Company had negative operating cash flows. These factors, among others, raise significant doubt over the Company's ability to continue as a going concern. The Company expects to have ongoing requirements for capital investment or debt to implement its business plans to achieve revenue, control operating costs, and meet cash flow requirements. The Company's ability to continue as a going concern is dependent upon, among other things, the ability to raise additional substantial funds in the near term.

This going concern risk may materially limit the Company's ability to raise additional funds through the issuance of new debt or equity or may adversely affect the terms upon which such capital may be available and the ability to raise funds on a timely basis. The Company has also implemented and may be required to further implement mitigation efforts to preserve capital. The inability to obtain sufficient financing on acceptable terms on a timely basis in the near term will have a material adverse effect on the Company's business, financial condition, results of operations, and prospects. The Company's ability to raise additional funds may also be adversely impacted by global economic conditions and volatility in the financial markets in Canada, the United States, and worldwide or other factors. There can be no assurance that the Company will be successful in obtaining additional funding at levels sufficient to fund its operations or on terms favourable or acceptable to it.

"At-the-Market" Offerings

Investors who purchase Common Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Common Shares sold, and there is no minimum sales price, number of Common Shares being issued, or funds being raised. Investors may experience a decline in the value of their Common Shares as a result of sales made at prices lower than the prices they paid. Moreover, if the prevailing market price for the Common Shares declines, then the Company will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

The Company May Not Realize its Strategy

As part of its strategy, the Company will continue existing efforts to develop post-quantum computing proprietary hardware and software. A number of risks and uncertainties are associated with such properties and the Company may not realize the benefits anticipated. The business of the Company is subject to numerous risks, including financing, political, regulatory, design, computing, labor, operating, technical and technological risks. The failure to develop one or more of these properties successfully could have an adverse effect on the Company's business, financial condition, results of operations, and prospects.

Discretion over Use of Proceeds

While detailed information regarding the currently intended use of proceeds from the sale of the Offered Shares is described under "Use of Proceeds", management has broad discretion concerning the use of the net proceeds from the Offering, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from this Offering are uncertain. If the proceeds are not applied effectively, the Company's business, financial condition, results of operations, and prospects may suffer and, consequently, could adversely affect the price of the Company's securities on the open market.

Volatility of Market Price of Common Shares

The market price for the Common Shares has been and may continue to be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. As well, certain institutional investors may base their investment decisions on consideration of the Company's performance against such institutions' respective guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. The trading market for the Common Shares depends in part on the research and reports that securities or industry analysts publish about the Company. Inaccurate or unfavorable publication of research reports about the Company's business, or the downgrade of the Common Shares by such securities or industry analysts, is likely to cause the price of the Common Shares to decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for the Common Shares could decrease, which might cause the price of the Common Shares and trading volume to decline. There can be no assurance that fluctuations in price and volume will not occur.

Immediate and Substantial Dilution

The issuance of additional Common Shares could be dilutive to shareholders if they do not invest in future offerings. In addition, if any of our other outstanding securities are exercised or converted, as applicable, purchasers may incur further dilution. Moreover, to the extent that the Company issues additional warrants, options to purchase, or securities convertible into or exchangeable for, Common Shares in the future and those warrants, options or other securities are exercised, converted or exchanged, shareholders may experience further dilution.

Future Sales or Issuances of Securities

The Company may issue or sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings and the Company anticipates needing to raise substantial additional funds. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company's stock options, warrants or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the Cboe Canada and Nasdaq may decrease due to the additional amount of Common Shares available in the market.

Common Shares May Have Limited Liquidity

Shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the Cboe Canada, maintain a listing on Nasdaq, or achieve or maintain a listing on any other securities exchange.

No Certainty of Net Proceeds from the Offering

There is no certainty that C$150,000,000 (or its equivalent in other currencies determined using the daily exchange rate on the date the Offered Shares are sold), or any amount, will be raised under the Offering. The Agents have agreed to use commercially reasonable efforts to sell the Common Shares offered hereunder when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any lesser amount and, if the Company requests a sale, the Agents are not obligated to purchase any Common Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all, which may have an impact on the Company's ability to continue as a going concern and the intended use of proceeds.

Different U.S. Securities Laws and Rules

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, the Company is not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, applicable to U.S. domestic issuers. The Company does not file all of the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act, subject to certain amendments made by the SEC effective on March 18, 2026. Therefore, shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company is not required to publish financial statements as promptly as U.S. companies. Furthermore, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multi-jurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Company is not, and does not intend to become, regulated as an "investment company" under the Investment Company Act, and if the Company were deemed an "investment company" under the Investment Company Act, applicable restrictions could make it impractical for the Company to continue its business as contemplated and could have a material adverse effect on the Company's business.

An entity generally will be deemed to be an "investment company" for purposes of the Investment Company Act if:

  it is an "orthodox" investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

  it is an inadvertent investment company because, absent an applicable exemption or exception, (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.

The Company is engaged primarily in the business of the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. The Company holds itself out as a quantum technology company and does not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, the Company does not believe that it is an "orthodox" investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, the Company believes that on an unconsolidated basis less than 40% of its total assets (exclusive of U.S. government securities and cash items) are composed of assets that could be considered investment securities. Accordingly, the Company does not believe that it is an inadvertent investment company by virtue of Section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above. In addition, the Company believes that it is not an investment company under Section 3(b)(1) of the Investment Company Act because the Company is primarily engaged in a noninvestment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. The Company intends to conduct its operations so that the Company will not be deemed to be an investment company under the Investment Company Act or otherwise conduct the Company's business in a manner that does not subject the Company to the registration and other requirements of the Investment Company Act. In order to ensure that the Company is not deemed to be an investment company, the Company may be limited in the assets that the Company may continue to own and, further, the Company may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to the Company than in the absence of such requirement. If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, the requirements imposed by the Investment Company Act could make it impractical for the Company to continue its business as then conducted, which would materially adversely affect the Company's business, financial condition, results of operations, and prospects. In addition, if the Company were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject the Company to material adverse consequences, including potentially significant regulatory penalties.

Reliance on Emerging Growth Company Accommodations

The Company is an "emerging growth company" as defined in Section 3(a) of the Exchange Act, and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in nonconvertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Acquisition Integration Risk

Prospective acquisitions (including of the remaining ownership interests in QPerfect) may not close on those terms currently contemplated, on a timely basis, or at all. Acquisitions, once closed, may fail to produce the intended benefits for the Company and its shareholders. Problems may arise in successfully integrating the businesses of the acquired companies or failing to achieve the expected synergies with the acquired companies, resulting in the Company not operating as effectively and efficiently as expected. The Company may also operate less effectively and efficiently because the Company's management must dedicate time and resources to finding and closing these acquisitions instead of using all of their time and resources for operating the Company. Overestimating synergies may also result in the Company overpaying for the companies and assets it acquires. If any of these acquisition-related risks materialize, it could have an adverse effect on the Company's business, financial condition, results of operations, and prospects.

Adverse U.S. Federal Income Tax Consequences from Passive Foreign Investment Company Status

If the Company is classified as a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, U.S. investors in Offered Shares may be subject to adverse U.S. federal income tax consequences. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other subsidiary of which the Company owns, directly or indirectly, at least 25% (by value) of the equity interests of such other subsidiary. For this purpose, passive income includes, among other things, interest, dividends, rents, royalties and other investment income and gains, with certain exceptions. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. Under the Code and applicable U.S. Treasury regulations, royalties derived in the active conduct of a trade or business will generally not be considered passive income. However, PFIC status is a factual determination made annually after the close of each taxable year, and there is significant uncertainty as to the composition of our income for the current year. Adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain "excess distributions" and additional reporting requirements, could apply to a U.S. investor if the Company is treated as a PFIC for any taxable year during which such U.S. investors hold our Offered Shares. See "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company".

Export Controls and National Security Risks

The Company operates in the post-quantum cryptography and quantum computing sectors, which are subject to export controls, sanctions, and national security regulations in multiple jurisdictions, including Canada, the United States, the European Union, and the Republic of Korea. Certain of the Company's products have been and the Company's products may further be classified as controlled technology under applicable export control regimes, and the Company is and may further be required to obtain export licenses or other approvals before transferring technology, software, or hardware across borders. Further, the regulatory frameworks applicable to quantum computing and quantum technologies in the jurisdictions in which the Company operates and may operate in the future continue to evolve. Changes in export control regulations, the imposition of new restrictions, or the failure to obtain required approvals or comply with applicable laws and regulations, could result in civil, administrative or criminal penalties and reputational harm, limit the Company's ability to conduct business internationally, restrict its ability to collaborate with partners, and adversely affect its business and growth strategy.

AGENT FOR SERVICE OF PROCESS

The Company is a corporation governed by the BCBCA. Some of the directors and officers of the Company are not residents of Canada or otherwise reside outside Canada, and all or a substantial portion of their assets are located outside Canada. The Company has appointed an agent for service of process in Canada, but it may be difficult for holders of Offered Shares who reside in Canada to effect service within Canada upon those directors who are not residents of Canada, or to realize in Canada upon judgments of courts of Canada predicated upon civil liability of such directors under Canadian securities laws.

In addition, a majority of the assets of the Company are located outside of the United States and all of the directors and officers of the Company and some of the experts named in the Prospectus are not residents of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. The Company has filed with the SEC, concurrently with the Registration Statement of which the Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving it in a U.S. court arising out of or related to or concerning the offering of securities under the Prospectus.

Olivier Roussy Newton, a director and the Company's Chief Executive Officer, and directors Christopher Tam, Philippe Lucet, Mansour Al Suwaidi, and Lionel de Saint-Exupéry each reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Olivier Roussy Newton	BTQ Technologies Corp.
2500-700 West Georgia St., Vancouver, British Columbia, V7Y 1B3
Philippe Lucet	BTQ Technologies Corp.
2500-700 West Georgia St., Vancouver, British Columbia, V7Y 1B3
Mansour Al Suwaidi	BTQ Technologies Corp.
2500-700 West Georgia St., Vancouver, British Columbia, V7Y 1B3

Name of Person	Name and Address of Agent
Lionel de Saint-Exupéry	BTQ Technologies Corp.
2500-700 West Georgia St., Vancouver, British Columbia, V7Y 1B3
Christopher Tam	BTQ Technologies Corp.
2500-700 West Georgia St., Vancouver, British Columbia, V7Y 1B3

Purchasers of Offered Shares are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to the Offering and the validity of the Offered Shares will be passed upon for the Company as to matters of Canadian law by Farris LLP and as to matters of U.S. law by Latham & Watkins LLP. The Agents are being represented in connection with this Offering by DLA Piper LLP (US) with respect to U.S. legal matters and by DLA Piper (Canada) LLP with respect to Canadian legal matters.

As at the date of this Prospectus Supplement, the partners and associates of Farris LLP, as a group, the partners and associates of Latham & Watkins LLP, as a group, the partners and associates of DLA Piper LLP (US), as a group, and the partners and associates of DLA Piper (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is MNP LLP. MNP LLP has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and under all relevant U.S. professional and regulatory standards, including PCAOB Rule 3520.

The transfer agent and registrar of the Common Shares is Computershare Trust Company of Canada at its offices in Vancouver, British Columbia.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated February 13, 2025, the Company was granted an exemption from the requirement to translate into French this Prospectus Supplement, the accompanying Base Shelf Prospectus, as well as the documents incorporated by reference. This exemptive relief is granted on the condition that this Prospectus and the documents incorporated by reference herein be filed with the AMF in the French language if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an at-the-market distribution.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in some provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus and any amendment relating to the Offered Shares purchased by such purchaser because the Prospectus and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 Shelf Distributions.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

AMENDMENT NO.1 DATED SEPTEMBER 22, 2025

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 29, 2025

BTQ TECHNOLOGIES CORP.

This amendment no. 1 dated September 22, 2025, to the short form base shelf prospectus (the "Shelf Prospectus") of BTQ Technologies Corp. (the "Company") dated April 29, 2025, provides certain additional information relating to the Company. The Shelf Prospectus should be read subject to this information.

The Shelf Prospectus is amended such that each reference to "$100,000,000" contain on the cover page of the Shelf Prospectus is hereby deleted and replaced with a reference to "$300,000,000" in each instance.

Manfred Knof, Philippe Lucet, and Mansour Al Suwaidi, each a director of the Company, and Olivier Roussy Newton, the Chief Executive Officer and a director of the Company, reside outside of Canada and have each appointed the Company as their agent for service of process at its head office, listed below. Purchasers of securities issuable pursuant to the Shelf Prospectus are advised that it may not be possible for purchasers to enforce judgments obtained in Canada against any individual who reside outside of Canada, even if the party has appointed an agent for service of process.

The Company's registered and head office is located at 2500 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

The following legends are added to the cover page of the Shelf Prospectus:

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Information contained herein is subject to completion or amendment. A registration statement relating to these Securities has been filed with the SEC. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The following is added as the fourth to last paragraph in the section under the heading "DOCUMENTS INCORPORATED BY REFERENCE":

In addition, to the extent any such document is included in any annual report on Form 40-F or 20-F (or any respective successor form) filed with the SEC during the 25-month period that this Prospectus remains valid, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement on Form F-10 (the "Registration Statement") of which this Prospectus forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Company with the SEC, and any other reports filed, under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report.

The following are added as new sections immediately following the section under the heading "DOCUMENTS INCORPORATED BY REFERENCE":

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents referred to in "Documents Incorporated by Reference"; (ii) the consents of auditors, counsel and any experts identified herein, if applicable; (iii) powers of attorney of the directors and officers of the Company; and (iv) a copy of the form of indenture for Debt Securities. A copy of any applicable form of warrant indenture, subscription receipt agreement, agreement with respect to debt securities, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov/edgar. Except as expressly provided herein, documents filed on SEDAR+ or on EDGAR are not, and should not be considered, part of this Prospectus.

As a "foreign private issuer" (as defined in Rule 405 under the United States Securities Act of 1933, as amended, a "foreign private issuer"), the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company's reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov/edgar, as well as from commercial document retrieval services.

The following risk factors are added to the end of the section under the heading "RISK FACTORS":

We will incur increased costs as a result of being a public company in the United States, and our management will be required to devote substantial time to United States public company compliance efforts.

As a public company in the United States, we will incur additional legal, accounting, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a United States public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.

If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.

The United States Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Common Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Following a transition period permitted for a newly-public company in the United States, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than we do.

As a foreign private issuer, we are subject to different United States securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to our shareholders.

We are a foreign private issuer, and are permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to United States securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all United States corporate governance requirements.

The Company is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Company is governed by the Business Corporation Act (British Columbia) (the "BCBCA") and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a United States jurisdiction, and may, together with the Company's constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law ("DGCL") that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company's articles) the BCBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the BCBCA, holders of 5% or more of the Company's shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Company is a Canadian corporation and most of its directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is governed by the BCBCA with its principal place of business in Canada, most of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Company's assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of United States courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of United States federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon United States federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company's directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company at 16-113 555 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M8 and are also available electronically at www.sedarplus.ca.

This short form base shelf prospectus may qualify an "at-the-market distribution" (as such term is defined in National Instrument 44-102 - Shelf Distributions).

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 29, 2025

BTQ TECHNOLOGIES CORP.

$100,000,000
Common Shares
Warrants
Subscription Receipts
Units
Share Purchase Contracts
Debt Securities

BTQ Technologies Corp. ("BTQ" or the "Company" or the "Issuer") may offer and sell from time to time common shares of the Company ("Common Shares"), warrants ("Warrants") to purchase any of the other securities that are described in this short form base shelf prospectus (the "Prospectus"), subscription receipts ("Subscription Receipts"), units ("Units") comprised of one or more of any of the other securities that are described in this Prospectus, share purchase contracts obligating holders to purchase a specified number of Common Shares at a future date or dates, or similar contracts which may be issued on a prepaid basis (in each case, "Share Purchase Contracts"), debt securities ("Debt Securities") or any combination of such securities (all of the foregoing collectively, the "Securities" and individually, a "Security") for up to an aggregate offering price of $100,000,000 (or its equivalent in other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

The Company prepares its annual financial statements in accordance with IFRS Accounting Standards.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences in Canada. Such consequences for purchasers who are citizens of, or resident in, the United States are not described fully herein and may not be fully described in any applicable Prospectus Supplement. Purchasers of Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of British Columbia, Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a "Prospectus Supplement") to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Cautionary Statement on Forward-Looking Information" and "Risk Factors".

An investor should read this Prospectus and the applicable Prospectus Supplement carefully before investing in any Securities.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

The Securities may be sold pursuant to this Prospectus directly to investors or through underwriters, dealers or agents designated from time to time, at amounts and prices and other terms determined by the Company. A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Securities, the amounts, if any, to be purchased by underwriters, and the plan of distribution for such Securities, including the net proceeds the Company expects to receive from the sale of such Securities, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents. In connection with any offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution". As of the date of this Prospectus, no underwriter or dealer is in a contractual relationship with the Company requiring the underwriter or dealer to distribute Securities under this Prospectus. Accordingly, no underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

See "Purchasers' Statutory Rights of Withdrawal and Rescission" for information about the right to withdraw or rescind from an agreement to purchase Securities.

The Company will file an undertaking with each of the securities regulatory authorities in each of the provinces and territories of Canada in which this Prospectus is filed that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

The Common Shares are listed and posted for trading on Cboe Canada Inc. ("Cboe Canada") under the symbol "BTQ", the OTCQX under the symbol "BTQQF" and the Frankfurt Stock Exchange under the symbol "NG3". On April 28, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the Cboe Canada exchange was C$2.44, the closing price of the Common Shares on the OTCQX was US$1.77, and the closing price of the Common Shares on the Frankfurt Stock Exchange was EUR 1.45. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is currently no market through which such Securities other than Common Shares may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors". No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

The head office and principal address of the Company is located at 16-113 555 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M8. The registered and records office of the Company is located at 2500 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

Directors and officers of the Company filing consents in respect of this Prospectus residing outside of Canada have appointed the Company at 16-113 555 Burrard Street, Vancouver, British Columbia, Canada V7X 1M8 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

Name of Person	Name and Address of Agent
Olivier Roussy Newton Zug, Switzerland Chief Executive Officer and Director	BTQ Technologies Corp. 16-113 555 Burrard Street, Vancouver, British Columbia, Canada V7X 1M8
Nicolas Roussy Newton Hong Kong Island, Hong Kong Chief Operating Officer and Director	BTQ Technologies Corp. 16-113 555 Burrard Street, Vancouver, British Columbia, Canada V7X 1M8
Johan Wattenstrom Zug, Switzerland Director	BTQ Technologies Corp. 16-113 555 Burrard Street, Vancouver, British Columbia, Canada V7X 1M8

ABOUT THIS SHORT FORM PROSPECTUS

In this Prospectus, the Company and its subsidiaries are collectively referred to as the "Company" or "BTQ", unless the context otherwise requires. Readers should rely only on the information contained or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide readers with information that is different or additional information from that contained in this Prospectus. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Company takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement or any document incorporated by reference herein and therein is accurate as of any date other than the date on the front cover of this Prospectus, any applicable Prospectus Supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Company does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, https://www.btq.com/, shall not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or document incorporated by reference herein or therein, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Prospectus constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information herein and in the documents incorporated by reference herein are provided as of the date of such documents only, and the Company does not intend, and does not assume any obligation, to update this forward-looking information and statements, except as required by law. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information and statements contained or incorporated by reference in this Prospectus include, but are not limited to, information with respect to amounts and use of available funds; anticipated developments in operations in future periods; planned asset acquisitions; future business operations; the adequacy of financial resources; the costs and timing of development of the Company's business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; executive compensation approaches and practices; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer hitting the market; the use of Company office space; the development of and applicability of quantum technologies; the commercialization of the Company's intellectual property; the general adoption of quantum technologies; the Company's research and development plan; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products; and the composition of directors and committees.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts of BTQ about BTQ's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, as contemplated below. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of BTQ to differ materially from any projections of results, performances and achievements of BTQ expressed or implied by such forward-looking information or statements, including, among others, the performance of BTQ's business and operations; the intention to grow BTQ's business and operations; the introduction and continued offering of services and product features; the market for BTQ's products and services and competitive conditions; BTQ's pricing and revenue models; the future liquidity and financial capacity; the treatment of the Company and its subsidiaries under government regulatory and taxation regimes; BTQ's intellectual property; BTQ's ability to operate in certain markets; BTQ's ability to meet current and future obligations; BTQ's ability to obtain services in a timely matter or at all; BTQ's ability to obtain financing on acceptable terms or at all; BTQ's targeted business milestones and related timelines and costs; expectations of the blockchain, quantum computing and cryptocurrency markets and associated regulations; and other factors discussed or referred to in this Prospectus under "Risk Factors".

Although BTQ has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events and actions could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this Prospectus are made as of the date of this Prospectus and, accordingly, are subject to change after such date.

All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and those made in the Company's other filings with the securities regulators of Canada including, but not limited to, the cautionary statements made in the "Risk Factors" section of this Prospectus, the "Risk Factors" section of the AIF (as defined below) and the "Financial Instruments and Risk Management" and "Risk Factors" sections of the 2024 MD&A (as defined below). These factors are not intended to represent a complete list of the factors that could affect BTQ. BTQ disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The Company's public filings with the securities commissions or similar authorities in each of the provinces and territories of Canada can be found through SEDAR+ on the Company's profile at www.sedarplus.ca.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is a corporation existing under the laws of the Province of British Columbia, Canada. A majority of the directors and officers of the Company are not residents of Canada or the United States and a majority of their assets are located outside of Canada the United States. As a result, it may be difficult for Canadian and United States investors to effect service of process within Canada and the United States upon those directors and officers who are not residents of Canada or the United States, or to realize in Canada or the United States upon judgments of courts of Canada or the United States predicated upon civil liability of such directors, officers or experts under Canadian or United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to "$" in this Prospectus are to Canadian dollars and all references to "US$" are to United States dollars. On April 28, 2025, the Bank of Canada daily rate of exchange was US$1.00 = C$1.385 or C$1.00 = US$0.722

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Company at 16-113 555 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M8 and are also available electronically at www.sedarplus.ca. The filings of the Company through SEDAR+ are not incorporated by reference in this Prospectus except as specifically set out herein.

The information incorporated by reference is considered part of this Prospectus, and information filed with the securities commission or similar authorities in each of the provinces and territories of Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form of the Company dated March 31, 2025, for the year ended December 31, 2024 (the "AIF");

(b) the audited financial statements of the Company and the notes thereto for the financial periods ended December 31, 2024 and 2023, together with the independent auditor's report of MNP LLP thereon with respect to the year ended December 31, 2024 thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2024 (the "2024 MD&A");

(d) the audited consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2023 and 2022, together with the independent auditor's report of BDO Canada LLP thereon with respect to the year ended December 31, 2023 (the "2023 Financial Statements"); and

(e) the management information circular of the Company dated August 15, 2024 for the annual general meeting of the shareholders of the Company held on September 18, 2024.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Prospectus Distributions (excluding confidential material change reports), if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and the readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual consolidated financial statements (and accompanying management's discussion and analysis of financial condition and results of operations) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon the condensed interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

BTQ TECHNOLOGIES CORP.

BTQ Technologies Corp. was incorporated on November 23, 1983, under the Business Corporations Act (British Columbia) as "Southern Star Resources Ltd.". On February 17, 2023, the Company acquired 100% of the issued and outstanding securities of BTQ AG, a Liechtenstein entity, pursuant to a "reverse takeover transaction" whereby BTQ AG became a wholly owned subsidiary of the Company (the "Transaction") and the Company changed its name from "Sonora Gold & Silver Corp." to "BTQ Technologies Corp.".

BTQ is listed on Cboe Canada under the symbol "BTQ", the OTCQX under the symbol "BTQQF", and the Frankfurt Stock Exchange under the symbol "NG3".

The head office and principal address of the Company is located at 16-113 555 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M8 and its registered and records office is located at 2500 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

The following diagram sets out the intercorporate relationships among the Company's material subsidiaries, including the percentage ownership of voting securities and the jurisdiction of formation or existence of each subsidiary.

BTQ TECHNOLOGIES CORP. (a British Columbia company)
100%
BTQ AG (a Liechtenstein entity)

General Development of the Business

Overview

BTQ operates in the post-quantum computing market and is currently developing its proprietary hardware and software. BTQ currently holds several patent applications for generating quantum algorithms and is building a portfolio of intellectual property with blockchain, defense, financial services, insurance, and IoT device applications. BTQ intends to commercialize its intellectual property by way of software and hardware products, licensing agreements, as well as service contracts to assist with the transitioning from current cryptography standards to post-quantum encryption. Currently, BTQ has no commercial productions and is in the early stages of developing its proprietary hardware and software.

In the near term, BTQ is planning to continue to develop its mixed-signal computing technology hardware, continue research and develop a proprietary zero-knowledge proof programming language and compiler and BTQ's signature post-quantum Blockchain compression algorithm. In the long term, BTQ is planning to research and develop a formal verification programming language for use in application development.

Further information regarding the business of the Company, its operations can be found in the Company's AIF and the materials incorporated by reference into this Prospectus. See "Documents Incorporated by Reference".

Recent Developments

Except as set out below and as disclosed herein and in the documents incorporated by reference in this prospectus, there have been no material developments in the business of the Company since December 31, 2024, being the end of the financial year in respect of which the Company filed the AIF, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

On January 3, 2025, the Company entered into an agreement to acquire intellectual property from Cimtech Technology Co., Ltd., an innovator in memory technology and computing-in memory solutions. This strategic acquisition enhances the Company's capabilities in post-quantum cryptography and quantum-secure communication technologies.

More detailed information regarding the above recent developments, together with all of the Company's other material information, can be obtained by reviewing copies of the applicable news releases and other materials filed on SEDAR+ under the Issuer's profile at www.sedarplus.ca.

Intellectual Property

The Company protects its intellectual property through various strategies, including non-disclosure agreements and applying for patents, when appropriate. Currently, the Company has the following patents and patent applications.

Current Patents
Name	Jurisdiction/s	Application No. (Patent No., if different than Application No.)	Status
A SYSTEM AND METHOD FOR QUANTUM-SAFE AUTHENTICATION, ENCRYPTION AND DECRYPTION OF INFORMATION	Canada	CA 3078558	Expiring on October 8, 2038*
	Europe	EP 18800260.4 (EP 3692681)	Expiring on October 8, 2038*
	Great Britain	EP 3692681	Expiring on October 8, 2038*
	Unitary Patent	EP 3692681	Expiring on October 8, 2038*
	United States	US 16/754,055 (US 11477017)	Expiring on October 8, 2038*
	United States	US 17/930,681 (US 11991275)	Expiring on December 17, 2038*

Pending Patents
IMPROVED BLOCKCHAIN SYSTEM (POST-QUANTUM AGGREGATE SIGNATURES) AND METHOD	United States	US 19/103296	Pending
	Canada	To be confirmed	Pending
	Europe	EP 23754332.7	Pending
	Australia	To be confirmed	Pending
	China	To be confirmed	Filed April 11, 2025
	Japan	To be confirmed	Pending
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (DELAYED PROOF OF VALIDITY)	International/PCT	PCT/EP2023/086754	Pending (application will expire on June 19, 2025 when national applications will be filed)
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (QUANTUM ANALOGUES OF PROOF OF WORK SCHEMES)	International/PCT (National Office below)	PCT/EP2024/064555	Pending (application will expire on November 27, 2025 when national applications will be filed)
	Europe	EP 23175874.9	Pending
QUANTUM RANDOM NUMBER GENERATOR (QRNG)	Europe	EP 24199620.6	Pending
NON-VOLATILE STORAGE OF SECURE DATA IN 6T SRAM CELLS USING HOT CARRIER INJECTION	United States	US 18/302,667	Pending
HIGH-RELIABILITY PROCESSING-IN-MEMORY WITH TRANSPOSE SUPPORT USING SPLIT-6T SRAM	United States	US 18/302,674	Pending
IN-MEMORY HIGH PARALLELISM BIT-SERIAL POLYNOMIAL MULTIPLICATION	United States	US 18/302,679	Pending
IN-MEMORY REDUNDANT BINARY ARITHMETIC ON WIDE BITWIDTH INTEGERS	United States	18/302,684	Pending

Note: * All expiry dates are subject to payment of periodic patent annuity fees.

CONSOLIDATED CAPITALIZATION

There has been no material change in the consolidated capitalization of the Company since December 31, 2024, the date of the Company's Annual Financial Statements, other than as disclosed below.

Since December 31, 2024, the date of the Company's Annual Financial Statements, the Company has issued 172,500 Common Shares pursuant to the conversion of RSUs, 395,000 Common Shares pursuant to the exercise of stock options, and 40,437 Common Shares pursuant to the exercise of Warrants.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

During the 25-month period that this Prospectus remains valid, the Company may offer for sale and issue Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by the Company from time to time. The Company may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") of the Canadian Securities Administrators, including sales made directly on Cboe Canada or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer Securities in the same offering, or it may offer Securities in separate offerings.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the purchase price of the Securities offered thereby and the Company's net proceeds; (iv) any agents' commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (v) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and outlined in the applicable Prospectus Supplement and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The Securities may also be sold: (i) directly by the Company at such prices and upon such terms as agreed to by the Company and the purchaser of such Securities; or (ii) through agents designated by the Company from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a "best efforts" basis for the period of its appointment.

The Company may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange.

In connection with any offering of Securities, except with respect to "at-the-market" offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter of the "at-the-market" distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the Prospectus and applicable Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The Company may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which Warrants, Subscription Receipts, Units, Share Purchase Contracts, or Debt Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities, the proposed use of those proceeds and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

Below is a table which sets out (a) the use of proceeds the net proceeds from the commercially reasonable efforts private placement made pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions, in the provinces of British Columbia, Alberta and Ontario (the "LIFE Offering"), as disclosed in the Offering Document of the Company dated December 18, 2024 and (b) the actual use of such proceeds as of February 28, 2025:

Item	Use of Available Funds Disclosed in LIFE Offering $	Actual Use of Available Proceeds as at February 28, 2025 $
Quantum Computation in Memory Product	3,810,000	116,233
General and administrative	1,400,000	1,145,723
Ongoing operations - other R&D	1,500,000	582,527
Working capital	1,499,164	-
Total	8,209,164	1,844,483

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" and any other factors set forth in the applicable Prospectus Supplement.

The Company has incurred negative cash flow from operating activities for its financial year ended December 31, 2024.  Accordingly, the majority or all of the net proceeds of any offering of securities under a Prospectus Supplement will be used as set out in the applicable Prospectus Supplement as well as other general working capital and administrative expenses which may cause the Company to continue to experience negative cash flow from its operating activities. See also "Risk Factors - Use of Proceeds".

DESCRIPTION OF COMMON SHARES

BTQ is authorized to issue an unlimited number of Common Shares and 132,441,625 Common Shares were issued and outstanding as of the date of this Prospectus. There are no limitations contained in the articles or notice of articles of BTQ on the ability of a person who is not a Canadian resident to hold Common Shares or exercise the voting rights associated with Common Shares. In addition, as of the date of this prospectus, there were 3,865,000 Common Shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.43 per Common Share, 2,072,500 Common Shares issuable upon the settlement of restricted share units, and 167,785 Common Shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.09 per Common Share.

The Company may issue Common Shares, separately or together, Warrants, Subscription Receipts, Units, Share Purchase Contracts, Debt Securities or any combination thereof, as the case may be.

A summary of the rights of the Common Shares is set forth below.

Dividends

Holders of Common Shares are entitled to receive equally, share for share, dividends when, as and if declared by the board of directors of the Company out of funds legally available therefor.

Liquidation

In the event of the dissolution, liquidation, or winding up of the Company, holders of Common Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness.

Voting

Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Company and are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

DESCRIPTION OF WARRANTS

As of the date of this Prospectus, the Company has 167,785 Warrants exercisable at a weighted average exercise price of $4.09 per Common Share. The Company may issue Warrants to purchase, separately or together, Common Shares, Subscription Receipts, Units, Share Purchase Contracts, Debt Securities or any combination thereof, as the case may be.

The Warrants will be issued under a separate warrant agreement or indenture. A copy of the warrant agreement or indenture relating to an offering of Warrants will be filed by the Company with securities regulatory authorities in Canada after it has been entered into by the Company. The following describes the general terms that will apply to any Warrants that may be offered by the Company pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

● the number of Warrants offered;

● the price or prices, if any, at which the Warrants will be issued;

● the currency in which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

● the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

● if applicable, the identity of the Warrant agent;

● whether the Warrants will be listed on any securities exchange;

● whether the Warrants will be issued with any other securities and, if so, the amount and terms of these securities;

● any minimum or maximum subscription amount;

● whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

● any material risk factors relating to such Warrants and the securities to be issued upon exercise of the Warrants;

● material Canadian federal income tax consequences and United States federal income tax consequences of owning the Warrants and the securities issued upon exercise of the Warrants;

● any other rights, privileges, restrictions and conditions attaching to the Warrants and the securities to be issued upon exercise of the Warrants; and

● any other material terms or conditions of the Warrants and the securities to be issued upon exercise of the Warrants; and

● upon exercise of the Warrant, the events or conditions under which the amount of securities may be subject to adjustment.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, separately or together, Common Shares, Warrants, Units, Share Purchase Contracts, Debt Securities or any combination thereof, as the case may be.

The Subscription Receipts will be issued under one or more agreements or indentures, each to be entered into between the Company and an escrow agent to be named in the applicable Prospectus Supplement. A copy of the Subscription Receipts agreement or indenture relating to an offering of Subscription Receipts will be filed by the Company with securities regulatory authorities in Canada after it has been entered into by the Company. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Company pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

● the number of Subscription Receipts offered;

● the price or prices, if any, at which the Subscription Receipts will be issued;

● the manner of determining the offering price(s);

● the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;

● the securities into which the Subscription Receipts may be exchanged;

● conditions to the exchange of Subscription Receipts into securities and the consequences of such conditions not being satisfied;

● the number of securities that may be issued upon the exchange of each Subscription Receipt and the price per security or the aggregate principal amount, denominations and terms of the series of debt securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of securities may be subject to adjustment;

● the dates or periods during which the Subscription Receipts may be exchanged;

● the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

● provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

● if applicable, the identity of the Subscription Receipt agent;

● whether the Subscription Receipts will be listed on any securities exchange;

● whether the Subscription Receipts will be issued with any other securities and, if so, the amount and terms of these securities;

● any minimum or maximum subscription amount;

● whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non- certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

● any material risk factors relating to such Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

● material Canadian federal income tax consequences and United States federal income tax consequences of owning the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

● any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts; and

● any other material terms or conditions of the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units consisting of one or more, separately or together, Common Shares, Warrants, Subscription Receipts, Share Purchase Contracts, Debt Securities or any combination thereof, as the case may be.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Company pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

● the number of Units offered;

● the price or prices, if any, at which the Units will be issued;

● the manner of determining the offering price(s);

● the currency in which the Units will be offered;

● the securities comprising the Units;

● whether the Units will be issued with any other securities and, if so, the amount and terms of these securities;

● any minimum or maximum subscription amount;

● whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

● any material risk factors relating to such Units or the Securities comprising the Units;

● material Canadian federal income tax consequences and United States federal income tax consequences of owning the Securities comprising the Units;

● any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

● any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

As of the date of this Prospectus, the Company has no Share Purchase Contracts outstanding. The Company may issue Share Purchase Contracts separately or as part of Units consisting of a Share Purchase Contract and Common Shares, Warrants, Subscription Receipts, Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing a holder's obligations to purchase the Common Shares, or any combination thereof, as the case may be. The Company may issue Share Purchase Contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Common Shares, at a future date or dates, or similar contracts which may be issued on a prepaid basis. The price per Common Share and the number of Common Shares may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The specific terms and provisions of the Share Purchase Contracts, and the extent to which the general terms of the Share Purchase Contracts described in this Prospectus apply to those Share Purchase Contracts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable, the number of Common Shares to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates, any provisions relating to the settlement of the Share Purchase Contract and material Canadian federal income tax consequences and United States federal income tax consequences of owning the Share Purchase Contracts. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. In certain circumstances, Share Purchase Contracts may be considered novel specified derivatives pursuant to Part IV of NI 44-102.

DESCRIPTION OF DEBT SECURITIES

The Company may issue Debt Securities, separately or together with Common Shares, Warrants, Subscription Receipts, Share Purchase Contracts, Units or any combination thereof, as the case may be.

The Debt Securities will be issued under a separate agreement or indenture. A copy of the agreement or indenture relating to an offering of Debt Securities will be filed by the Company with applicable securities regulatory authorities in Canada after it has been entered into by the Company. The following describes the general terms that will apply to any Debt Securities that may be offered by the Company pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this Prospectus apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

• the designation, aggregate principal amount and authorized denominations of such Debt Securities;

• any limit upon the aggregate principal amount of such Debt Securities;

• the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

• the issue price (at par, at a discount or at a premium) of such Debt Securities;

• the date or dates on which such Debt Securities will be issued and delivered;

• the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date;

• the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

• the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

• if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Company;

• if applicable, whether the obligations under the Debt Securities are secured or unsecured obligations of the Company;

• the trustee under any applicable trust indenture pursuant to which such Debt Securities are to be issued;

• any redemption term or terms under which such Debt Securities may be terminated whether at or prior to maturity;

• any repayment or sinking fund provisions;

• any events of default applicable to such Debt Securities;

• whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any exchange or conversion terms, including terms relating to the conversion of the Debt Securities into Common Shares or other securities of the Company, and any provisions for the adjustment thereof;

• if applicable, the ability of the Company to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Company or of any other entity, and any restrictions on the persons to whom such securities may be issued;

• the provisions applicable to the modification of the terms of the indenture; and

• any other material terms or covenants applicable to such Debt Securities.

Prior to the exercise of any Debt Securities, holders of such Debt Securities will not have any of the rights of holders of the any securities that they would receive up upon a due exercise or conversion of the Debt Securities, including any right to receive payments of dividends or any right to vote such underlying securities.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Information in respect of the Common Shares that the Company issued within the previous 12-month period, including Shares that the Company issued either upon the exercise of options or other equity compensation awards, or which were granted under the Company's Stock Option Plan, or any other equity compensation plan, will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on Cboe Canada under the symbol "BTQ", the OTCQX under the symbol "BTQQF", and the Frankfurt Stock Exchange under the symbol "NG3". Trading price and volume of the Company's securities will be provided for the Common Shares in each Prospectus Supplement to this Prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain United States federal income tax consequences to an investor acquiring any Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business and the present stage of its development. Before making an investment decision in Securities of the Company, prospective purchasers should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including any risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the AIF, the 2024 MD&A, and in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company's business, financial condition and results of operation. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the AIF, the 2024 MD&A, and in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Use of Proceeds

While detailed information regarding the use of proceeds from the sale of the Company's securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of the net proceeds from an offering of its securities. Because of the number and variability of factors that will determine our use of such proceeds, the Company's ultimate use of such proceeds might vary substantially from its planned use. An investor may not agree with how the Company allocates or spends the proceeds from an offering of its securities. The results and effectiveness of the application of the proceeds are uncertain. Any failure by management to apply the proceeds effectively could have a material adverse effect on the Company's business and financial condition.

Future Sales or Issuances of Securities

The Company may require funding through debt or equity offering for its ongoing and future activities. There can be no assurance that BTQ will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain additional financing could cause BTQ to reduce or terminate its operations.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of other BTQ securityholders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for BTQ to obtain additional capital and to pursue business opportunities.

Market for Securities

There is currently no market through which the Company's securities, other than its Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, the Company's Warrants, Subscription Receipts, Units, Share Purchase Contracts, and Debt Securities will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, investors may not be able to resell Warrants, Subscription Receipts, Units, Share Purchase Contracts, or Debt Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the Company's securities, other than its Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of trading regulation. There can be no assurance that an active trading market will develop for the aforementioned securities, or, if developed, that such a market will be sustained at the price level at which it was offered.

Foreign Currency Risks

Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than the currency primarily used by such purchaser. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Limited Operating History

BTQ has a limited history of operations and is in the early stage of development. As such, BTQ will be subject to many risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenue. There is no assurance that BTQ will achieve its operating goals. There is no assurance that BTQ will be successful in achieving a return on securityholders' investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that BTQ will be able to earn material revenue or that any of its activities will generate positive cash flow.

History of Negative Cash Flow

The Company had negative operating cash flow for the fiscal year ended December 31, 2024. There can be no assurance that BTQ will generate net profits in future periods. Further, there can be no assurance that BTQ will be cash flow positive in future periods. In the event that BTQ fails to achieve profitability in future periods, the value of the Common Shares, Warrants, Subscription Receipts, Units, Share Purchase Contracts, and Debt Securities may decline. To the extent the Company has negative cash flows in future periods, the Company may use a portion of its general working capital or seek additional financing to fund such negative cash flows. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all.

Enforceability of Foreign Judgments

Investors should be aware that some of the directors, officers, assets and subsidiaries of BTQ are located outside of Canada and, as a result, it may be difficult to enforce a Canadian court judgment based upon the civil liability provisions of Canadian securities laws against BTQ or any of these persons in a Canadian or foreign court, or to affect service of process upon these persons in Canada. All or a substantial portion of the assets of these persons are likely to be located outside of Canada. It may not be possible for investors to collect from such persons or enforce judgments obtained in Canada predicated on the civil liability provisions of Canadian securities legislation against such experts named in this Prospectus or in the applicable Prospectus Supplement. It may not be possible for investors or any other person or entity to assert claims under Canadian securities laws or otherwise in original actions instituted in a foreign jurisdiction. Consequently, investors may be effectively prevented from pursuing remedies against such persons under Canadian securities laws or otherwise.

These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its offices in Vancouver, British Columbia.

AUDITORS

The Annual Financial Statements, incorporated by reference in this Prospectus, have been audited by MNP LLP as set forth in their report incorporated by reference in this Prospectus. MNP LLP are the current auditors of the Company and have an address at 1 Adelaide Street East, Suite 1900, Toronto, ON, M5C 2V9.

The 2023 Financial Statements, incorporated by reference in this Prospectus, have been audited by BDO Canada LLP as set forth in their report incorporated by reference in this Prospectus.

EXPERTS

MNP LLP, the current auditor of the Company, has informed the Company that it is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

BDO Canada LLP, the former auditor of the Company, has informed the Company that it is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Unless otherwise specified in the Prospectus Supplement relating to the Securities, the issue and sale of the Securities will be passed upon for the Company as to matters of Canadian law by Farris LLP. As at the date of this Prospectus, the partners and associates of Farris LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Company.